UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

SMG Indium Resources Ltd.
(Name of Issuer)

Common Stock Purchase Warrants
Common Stock
(Title of Class of Securities)

78454K110
78454K102
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78454K110, 78454K102

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,967,342 Warrants 5,934,684 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,967,342 Warrants 5,934,684 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,342 Warrants 5,934,684 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1% of the Outstanding Warrants 55.1% of the Outstanding shares of Common Stock
14	TYPE OF REPORTING PERSON CO

* Includes 1,967,342 shares of Common Stock issuable upon the exercise of Warrants.

CUSIP NO. 78454K110, 78454K102

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,967,342 Warrants 5,934,684 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,967,342 Warrants 5,934,684 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,342 Warrants 5,934,684 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1% of the Outstanding Warrants 55.1% of the Outstanding shares of Common Stock
14	TYPE OF REPORTING PERSON OO

* Includes 1,967,342 shares of Common Stock issuable upon the exercise of Warrants.

CUSIP NO. 78454K110, 78454K102

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,028 Warrants (1) 19,056 shares of Common Stock (2)
	8	SHARED VOTING POWER 1,967,342 Warrants (a) 5,934,684 shares of Common Stock (b)
	9	SOLE DISPOSITIVE POWER 7,028 Warrants (1) 19,056 shares of Common Stock (2)
	10	SHARED DISPOSITIVE POWER 1,967,342 Warrants (a) 5,934,684 shares of Common Stock (b)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,974,370 Warrants (1)(a) 5,953,740 shares of Common Stock (2)(b)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2% of the Outstanding Warrants (1)(a) 55.2% of the Outstanding shares of Common Stock (2)(b)
14	TYPE OF REPORTING PERSON IN

(1) Consist of 7,028 Warrants owned by Mr. Martin.

(2) Consist of (a) 7,028 shares of Common Stock owned by Mr. Martin, (b) 7,028 shares of Common Stock issuable upon the exercise of Warrants owned by Mr. Martin, and (c) 5,000 shares of Common Stock underlying Stock Options owned by Mr. Martin.

(a) Consist of 1,967,342 Warrants owned by Raging Capital Master Fund, Ltd.

(b)  Consist of (a) 3,967,342 shares of Common Stock owned by Raging Capital Master Fund, Ltd. and (b) 1,967,342 shares of Common Stock issuable upon the exercise of Warrants owned by Raging Capital Master Fund, Ltd.

CUSIP NO. 78454K110, 78454K102

1	NAME OF REPORTING PERSON Frederick C. Wasch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78454K110, 78454K102

1	NAME OF REPORTING PERSON Allan J. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78454K110, 78454K102

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Raging Capital Master Fund, Ltd., a Cayman Islands exempted company (“Raging Master”), Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), William C. Martin, Frederick C. Wasch and Allan J. Young.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Raging Capital is the Investment Manager of Raging Master.  William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  By virtue of these relationships, each of Raging Capital and William C. Martin may be deemed to beneficially own the Securities owned directly by Raging Master.  Frederick C. Wasch is the Chief Financial Officer of Raging Capital.  Allan J. Young is a Managing Partner at Raging Capital.

Set forth on Schedule A annexed to Amendment No. 2 to the Schedule 13D (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Raging Master and Raging Capital.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of each of Raging Capital, William C. Martin, Frederick C. Wasch and Allan J. Young is Ten Princeton Avenue, Rocky Hill, New Jersey 08553.  The address of the principal office of Raging Master is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY 1-9007, Cayman Islands.

(c)           The principal business of Raging Master is investing in securities.  The principal business of Raging Capital is serving as the Investment Manager of Raging Master.  The principal occupation of William C. Martin is serving as the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  The principal occupation of Frederick C. Wasch is serving as the Chief Financial Officer of Raging Capital.  The principal occupation of Allan J. Young is serving as a Managing Partner at Raging Capital.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 78454K110, 78454K102

(f)           Raging Master is organized under the laws of the Cayman Islands.  Raging Capital is organized under the laws of the State of Delaware.  Each of William C. Martin, Frederick C. Wasch and Allan J. Young is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 9, 2013, the Board of Directors of the Issuer (the “Board”), acting upon the recommendation of the Governance and Nominating Committee, appointed Frederick C. Wasch and Allan J. Young as directors of the Issuer.  The Board also appointed Messrs. Wasch and Young to serve on each of the Audit Committee, the Compensation Committee, and the Governance and Nominating Committee of the Board.  Mr. Martin remains a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 8,801,997 shares of Common Stock outstanding as of November 8, 2013, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013.  The aggregate percentage of Warrants reported owned by each person named herein is based upon 6,753,701 Warrants, which is the total number of Warrants outstanding based on information obtained from the Issuer.

As of the close of business on the date hereof, Raging Master beneficially owned (a) 1,967,342 Warrants, constituting approximately 29.1% of the Warrants outstanding, and (b) 5,934,684 shares of Common Stock (including 1,967,342 shares of Common Stock issuable upon the exercise of Warrants), constituting approximately 55.1% of the shares of Common Stock outstanding.  By virtue of their relationships with Raging Master discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Securities owned by Raging Master.

As of the close of business on the date hereof, Mr. Martin beneficially owned (a) 7,028 Warrants, and (b) 19,056 shares of Common Stock (consisting of 7,028 shares owned by Mr. Martin, 7,028 shares issuable upon the exercise of Warrants owned by Mr. Martin, and 5,000 shares issuable upon the exercise of Stock Options owned by Mr. Martin).  Together with the Securities beneficially owned by Raging Master that Mr. Martin may also be deemed to beneficially own, Mr. Martin’s aggregate beneficial ownership of Securities is as follows: (y) 1,974,370 Warrants, constituting approximately 29.2% of the Warrants outstanding, and (z) 5,953,740 shares of Common Stock, constituting approximately 55.2% of the shares of Common Stock outstanding.

As of the close of business on the date hereof, Mr. Wasch did not beneficially own any securities of the Issuer.

As of the close of business on the date hereof, Mr. Young did not beneficially own any securities of the Issuer.

CUSIP NO. 78454K110, 78454K102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 16, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Raging Capital Master Fund, Ltd., Raging Capital Management, LLC, William C. Martin, Frederick C. Wasch and Allan J. Young, dated December 16, 2013.

CUSIP NO. 78454K110, 78454K102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2013	Raging Capital Master Fund, Ltd.

By:	Raging Capital Management, LLC Investment Manager

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

/s/ Frederick C. Wasch
Frederick C. Wasch

/s/ Allan J. Young
Allan J. Young